UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Tropicana Entertainment Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89708X 105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89708X 105

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 583,152 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 583,152 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 583,152 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89708X 105

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 583,152 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 583,152 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 583,152 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89708X 105

1.	Names of Reporting Persons Ares Owners Holdings L.P. (f/k/a Ares Partners Management Company LLC)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Tropicana Entertainment Inc.
	(b)	Address of Issuer’s Principal Executive Offices 8345 West Sunset Road, Suite 200 Las Vegas, Nevada 89113

Item 2.
(a)

Name of Person Filing
Ares Management LLC (“Ares Management LLC”)

Ares Management Holdings L.P. (“Ares Management Holdings”)

Ares Owners Holdings L.P. (“Ares Owners Holdings” and, together with Ares Management LLC and Ares Management Holdings, the “Ares Filing Persons”)

	(b)	Address of Principal Business Office or, if none, Residence For each Ares Filing Person: 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067
	(c)	Citizenship For each Ares Filing Person, Delaware
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 89708X 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Ares Management LLC directly and indirectly manages the following investment vehicles that, as of December 31, 2014, held in the aggregate 583,152 shares of common stock (“Common Stock”) of Tropicana Entertainment Inc. (the “Issuer”), as record holders of the individual amounts noted (the “Ares Recordholders”):

Ares Investment Vehicle	Shares Owned of Record
Ares IIIR/IVR CLO Ltd. (“Ares IIIR”)	98,717
Ares XI CLO Ltd. (“Ares XI”)	98,717
Ares XXI CLO Ltd. (“Ares XXI”)	51,120
Ares XXII CLO Ltd. (“Ares XXII”)	44,858
Wellpoint, Inc. (“Wellpoint”)	7,500
Ares Senior Loan Trust (“ASLT”)	44,974
Ares Special Situations Fund III, L.P. (“ASSF III”)	237,266

No single Ares Recordholder holds 5% or more of the Common Stock of the Issuer.

Each of the Ares Filing Persons, as a result of the relationships described below, may be deemed to indirectly beneficially own the Common Stock reported on the cover pages to this Schedule 13G for such Ares Filing Person. The asset manager of Ares IIIR is Ares CLO Management IIIR/IVR, L.P. (“Ares Management IIIR”) and the general partner of Ares Management IIIR is Ares CLO GP IIIR/IVR, LLC (“Ares GP IIIR”).  The investment manager of Ares XI is Ares CLO Management XI, L.P. (“Ares Management XI”) and the general partner of Ares Management XI is Ares CLO GP XI, LLC (“Ares GP XI”).  The investment manager of Ares XXI is Ares CLO Management XXI, L.P. (“Ares Management XXI”) and the general partner of Ares Management XXI is Ares CLO GP XXI, LLC (“Ares GP XXI”).  The investment manager of Ares XXII is Ares CLO Management XXII, L.P. (“Ares Management XXII”) and the general partner of Ares Management XXII is Ares CLO GP XXII, LLC (“Ares GP XXII”).  The investment manager of Wellpoint is Ares WLP Management L.P. (“Ares WLP Management”) and the general partner of Ares WLP Management is Ares WLP Management GP LLC (“Ares WLP GP”).  The investment advisor of ASLT is Ares Senior Loan Trust Management, L.P. (“ASLT Management”) and the general partner of ASLT Management is Ares Senior Loan Trust Management, LLC (“ASLT Management GP” and, together with Ares GP IIIR, Ares GP XI, Ares GP XXI, Ares GP XXII, and Ares WLP GP, the “Ares GPs”).   The general partner of ASSF III is ASSF Management III, L.P. (“ASSF Management III”) and the general partner of ASSF Management III is ASSF Operating Manager III, LLC (“ASSF III Operating” and, together with the Ares Recordholders, Ares Management IIIR, Ares Management XI, Ares Management XXI, Ares Management XXII, Ares WLP Management, the Ares GPs, ASLT Management, ASSF Management III, ASSF III Operating and the Ares Filing Persons, the “Ares Entities”).

Ares Management LLC wholly owns or is the sole managing member of ASSF III Operating and each Ares GP. The sole member of Ares Management LLC is Ares Management Holdings. In 2014, Ares Partners Management Company LLC was renamed Ares Owners Holdings and transferred its controlling interest in Ares Management Holdings.  The general partner of Ares Management Holdings is Ares Holdings Inc. (“Ares Holdings”), whose sole stockholder is Ares Management, L.P. (“Ares Management”).  The general partner of Ares Management is Ares Management GP LLC (“Ares Management GP”) and the sole member of Ares Management GP is Ares Partners Holdco LLC (“Ares Partners”).  Ares Partners is managed by a board of managers, which is composed of Michael Arougheti, David Kaplan, John Kissick, Antony Ressler and Bennett Rosenthal.  Decisions by Ares Partners’ board of managers generally are made by a majority of the members, which majority, subject to certain conditions, must include Antony Ressler.  Each of the Ares Entities (other than each Ares Recordholder, with respect to the shares held directly by it), Ares Holdings, Ares Management, Ares GP, Ares Partners and the members of Ares Partners’ board of managers and the other directors, officers, partners, stockholders, members and managers of the Ares Entities expressly disclaims beneficial ownership of the shares of Common Stock, except to the extent of any pecuniary interest therein.

(b)

Percent of class:

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference. The percentage amount is based on 26,312,500 shares of Common Stock outstanding as of November 3, 2014 as reported by the Issuer on its Form 10-Q for the period ending September 30, 2014.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
		(ii)	Shared power to vote or to direct the vote The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
		(iii)	Sole power to dispose or to direct the disposition of The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
		(iv)	Shared power to dispose or to direct the disposition of The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2015

ARES MANAGEMENT LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.
By: ARES HOLDINGS INC.
Its: General Partner

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES OWNERS HOLDINGS L.P. (f/k/a ARES PARTNERS MANAGEMENT COMPANY LLC)

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory